                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
---------------------------------------
In the Matter of
                                                      CERTIFICATE
Xcel Energy Inc.
                                                           OF
File No. 70-9635
                                                      NOTIFICATION
(Public Utility Holding Company
Act of 1935)
---------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by orders dated March 7, 2002 (HCAR No. 27494) and November 7, 2002 (HCAR No. 27597) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2002 through December 31, 2002 (the "Fourth Quarter").

A.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL
         EWGS AND FUCOS:
         Average consolidated retained earnings:            $    1,297.5 million
         Aggregate investment in all EWGs and FUCOs*:       $    2,366.5 million

         * The balance includes $2,232.6 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs. The NRG Energy, Inc. investment includes the acquisition of NRG Energy, Inc.'s minority common shares of $647.8 million. In addition, the investment includes a $502.9 million investment (including forgiveness of interest) made during the year ended 2002. The NRG Energy, Inc. investment also includes a $300 million commitment made in May 2002 pursuant to a Support and Capital Subscription Agreement. All investments were made at a time that Xcel Energy was in compliance with Rule 53 or orders of the Commission.

B.) FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN EACH EWG AND FUCO:
         (in millions)
         Investment in EWGs and FUCOs:
             NRG Energy, Inc.*                             $ 2,232.6
             Independent Power International                     5.7
             Xcel Energy Argentina Inc.                        120.7
             Denver City Energy Associates, L.P.                 7.5
                                                           ---------
                                                           $ 2,366.5
                                                           =========

         * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs.

C.)      XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO* AS OF DECEMBER 31,
         2002:

         Debt as a percentage of capitalization                                        74%
         (including approximately $1,542.0 million of adjusted short-term debt)

         Common stock equity as a percentage of capitalization                         23%

         Preferred equity as a percentage of capitalization                             3%
         (including mandatorily redeemable preferred securities)

         * Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest. Consistent with the SEC order in Release No. 35-27597, dated November 7, 2002, ratios also include the effects on capitalization from the disposition by NRG or its subsidiaries of their ownership of the Killingholme generation facility in England and the Brazos Valley generation facility in Texas, which facilities NRG or its subsidiaries are in the process of transferring to lenders even though legal title has not been transferred to the lenders as of December 31, 2002.

D.)      MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF DECEMBER 31,
         2002:

         Market-to-book ratio at December 31, 2002                          0.94

E.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE FOURTH QUARTER:

         None



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F.)      GROWTH IN CONSOLIDATED RETAINED EARNINGS (SEGREGATING TOTAL EARNINGS
         GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

         (in millions)
         Retained earnings growth from EWG projects                                 $    (1,405.6)
         Retained earnings growth from all other Xcel Energy subsidiaries
              (reflects dividend payments and $2.5 billion asset impairment
              at NRG)                                                                    (1,253.7)
                                                                                    --------------
         Total decrease in consolidated retained earnings for the year
              ended December 31, 2002                                               $    (2,659.3)
                                                                                    ==============

G.)      YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH DECEMBER 31,
         2002:

                                                         Revenue          Net income
                                                         -------          ----------
         (in millions)
         NRG Energy, Inc.                               $ 1,577.9         $ (1,396.4)
         Independent Power International                        -               (2.7)
         Xcel Energy Argentina Inc.                          36.8               (9.5)
         Denver City Energy Associates, L.P.                 58.8                3.4

H.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. None.

I.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE FOURTH QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.
         Xcel Energy issued zero shares under its dividend reinvestment plan and zero shares under its system employee benefit and executive compensation plans.

J.)      XCEL ENERGY LONG-TERM DEBT ISSUED DURING THE FOURTH QUARTER.
         1. On November 21, 2002 Xcel Energy sold $230,000,000 principal amount 7.5% convertible senior notes due November 21, 2007. The notes are convertible into shares of common stock at a conversion price of $12.33. The notes were sold under the following terms and conditions:

                                                                      Per Senior Note
                                                                      ---------------
                  Price to investors                                       100%
                  Initial purchasers' discount                               3%
                  Proceeds, before expenses, to the company                 97%

              The offering was made in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. A portion of the net proceeds from the sale was used to redeem the $100 million principal amount of 8% convertible senior notes issued on November 8, 2002 which, in


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              turn, were issued to refinance Xcel Energy's credit facility that matured in November 2002.

K.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE FOURTH QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.


         1.     The following guarantees were renewed during the Fourth Quarter:



Guarantor              Beneficiary         Amount            Matures        Purpose
---------------------------------------------------------------------------------------------------
                       NRG Power                                            Electric Power -- Financial
Xcel Energy            Marketing, Inc.     $ 60,000,000      12/31/03       Assurance

                       NRG Power           $    500,000      05/01/03       Electric Power Agreements
NRG Energy, Inc.       Marketing, Inc.


         2.     The following letters of credit were renewed during the Fourth Quarter:
                                                              Issued/
Issuing Entity         Beneficiary                            Renewed           Amount          Expiration Date
----------------------------------------------------------------------------------------------------------------
NRG Energy, Inc.       NRG Power Marketing Inc.               Renewed           $  100,000      10/31/03





         3. Xcel Energy guaranteed an additional $3,351,223 of surety bonds in the Fourth Quarter. Such guarantees are exempt under Rule 45 (b)(6).

L.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE FOURTH QUARTER.
         On November 8, 2002 Xcel Energy sold $100,000,000 of 8% senior convertible debt securities. The offering was made in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. The proceeds were used to refinance Xcel Energy's credit facility that matured in November 2002. These notes were redeemed on November 21, 2002.

M.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.
         Cheyenne Light, Fuel and Power Company (Cheyenne) had $18,425,000 in short-term debt outstanding to Xcel Energy at an average cost of 2.99%.

         As of December 31, 2002, Black Mountain Gas Company had $3,097,021 in short-term debt outstanding to Xcel Energy at an average cost of 2.99%.

N.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FOURTH QUARTER THAT ARE NOT EXEMPT UNDER RULE 52. None.




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

O.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE FOURTH QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
         Utility Subsidiaries Short-term Debt
         On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of December 31, 2002, the Utility Subsidiaries listed below had outstanding short-term debt as follows:


                                 Utility Subsidiary                           Amount     Avg. Rate
              ------------------------------------------------------------------------------------
              Public Service Company of Colorado (PSCo)                  $  88,074,240     2.66%
              Southwestern Public Service Company (SPS)                  $           0       -
              Northern States Power-Minnesota (NSP-MN)                   $           0       -
              Northern States Power-Wisconsin (NSP-WI)                   $   6,880,000     4.40%


         PSCo
         As of December 31, 2002, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $21,288,000 at an average rate of 2.83%.

         Northern States Power-Minnesota (NSP-MN)
         As of December 31, 2002, NSP-MN had short-term borrowings due from its subsidiary First Midwest Auto Park of $1,250,000 at an average rate of 4.40%. As of December 31, 2002, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 4.40%.

         SPS
         On December 1, 2002, SPS and the Bank of New York entered into a replacement Standby Bond Purchase Agreement related to SPS's $25,000,000 Adjustable Rate Tender Securities (ARTS) (Pollution Control Revenue Refunding Bonds, Southwestern Public Service Company Project) Series 1996.

         Cheyenne
         On December 9, 2002, Cheyenne renewed an existing Standby Bond Purchase Agreement with Wells Fargo Bank, National Association related to its $10,000,000 Adjustable Rate Industrial Development Revenue Bonds (Cheyenne Light, Fuel and Power Company Project) Series 1997A. The expiration date is March 1, 2004.

         Nuclear Management Company
         Nuclear Management Company renewed its Credit Facility on November 6 with LaSalle Bank in Chicago for $25,000,000. This credit facility has an expiration date of November 5, 2003.

P.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FOURTH QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

         Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of December 31, 2002, the following such inter-company notes were outstanding with an average interest rate of 2.99%:

                                                                                                          Amount
    Lender                                  Borrower                                                    Outstanding
    -------------------------------------------------------------------------------------------------------------------
    Xcel Energy                             Xcel Energy WYCO Inc.                                  $       3,153,500

    Xcel Energy                             Xcel Energy Services Inc.                              $      65,909,000

    Xcel Energy                             Xcel Energy International Inc.                         $      38,770,000

    Xcel Energy International Inc.          Xcel Energy Argentina Inc.                             $      32,427,194

    NCE Communications, Inc.                Xcel Energy Communications Group, Inc.                 $         875,700

    e prime Energy Marketing, Inc.          Xcel Energy Retail Holdings, Inc. ("Xcel Retail")      $       1,412,000

    Xcel Energy                             Xcel Retail                                            $       7,744,000

    Xcel Retail                             Xcel Energy Cadence                                    $         923,000

    Xcel Retail                             The Planergy Group                                     $      15,446,785

    XERS Inc.                               Xcel Retail                                            $       1,642,000

    Xcel Energy Centrus                     Xcel Retail                                            $         240,000

    Utility Engineering                     Xcel Energy Wholesale Group, Inc.                      $      72,800,000

    Quixx Corporation                       Utility Engineering                                    $      47,360,000

    Xcel Energy                             Xcel Energy Wholesale Group, Inc.                      $      80,380,000

    Utility Engineering                     Applied Power Associates, Inc.                         $         412,500

    Utility Engineering                     Proto-Power Corporation                                $       2,150,000

    Utility Engineering                     Universal Utility Services                             $       1,500,000

    Utility Engineering                     Precision Resource Company                             $         675,000

    Xcel Energy Markets Holdings, Inc.      Viking Gas Transmission Company                        $       9,366,469

    Texas-Ohio Pipeline, Inc.               Xcel Energy Ventures Inc.                              $         112,000

    Reddy Kilowatt                          Xcel Retail                                            $         900,000

    Xcel Energy Retail Propane              Xcel Retail                                            $       4,781,000

    Xcel Energy Markets Holdings, Inc.      e prime, Inc.                                          $      17,170,000

    Xcel Energy                             Xcel Energy Markets Holdings, Inc.                     $      25,996,000

    Xcel Energy                             Xcel Energy Ventures, Inc.                             $       1,443,000



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

Q.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE FOURTH QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.
         NRG Energy, Inc. entered into the following interest rate hedges which are permitted under Rule 52:

                                                        Effective      Expiration
          Notional Amount             Swap Rate            Date           Date              Counterparty
      -------------------------------------------------------------------------------------------------------
            $11,451,919                3.650%            10/04/02       06/29/07              Heleba


R.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE FOURTH QUARTER.
         None.

S.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE FOURTH QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE FOURTH QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE FOURTH QUARTER.

         The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of December 31, 2002 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-K for December 31, 2002. The file numbers are as follows:
                  Xcel Energy                                        1-3034
                  Public Service Company of  Colorado                1-3280
                  Southwestern Public Service Company                1-3789
                  Northern States Power Company (Minnesota)          000-31709
                  Northern States Power Company (Wisconsin)          10-3140
                  NRG Energy, Inc.                                   001-15981
                  NRG Northeast Generating LLC                       333-42638
                  NRG South Central Generating LLC                   333-48900


         The following balance sheets as of December 31, 2002 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Viking Gas Transmission Company

         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Universal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.
         Exhibit 24        Reddy Kilowatt
         Exhibit 25        Xcel Energy Retail Propane
         Exhibit 26        P.S.R. Investments, Inc.
         Exhibit 27        NRG Power Marketing, Inc.
         Exhibit 28        e prime Energy Marketing, Inc.
         Exhibit 29        XERS Inc.
         Exhibit 30        Xcel Energy Argentina Inc.
         Exhibit 31        First Midwest Auto Park
         Exhibit 32        United Power & Land
         Exhibit 33        Nuclear Management Company

T.)      REGISTRATION STATEMENTS FILED DURING THE FOURTH QUARTER.
         Form S-4 file number 333-101531 filed November 27, 2002 by NSP-MN. Form S-4 file number 333-101913 filed December 17, 2002 by PSCo.


         I, Ben G.S. Fowke III, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                         XCEL ENERGY INC.

                                         By: /s/ Ben G.S. Fowke III
                                            -------------------------------
                                                 Ben G.S. Fowke III
                                                 Vice President and Treasurer

Dated:  March 31, 2003





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